[Graphic omitted] Ahold
                                             Press Release

                                             Royal Ahold
                                             Corporate Communications

                                      Date:  October 21, 2004
                      For more information:  +31 75 659 5720


Ahold 2004 third quarter net sales: EUR 12.0 billion


o Consolidated 2004 third quarter net sales amounted to EUR 12.0 billion, a decline of 7.9% compared to the same period last year

o Net sales significantly impacted by lower currency exchange rates and divestments; third quarter net sales growth excluding currency impact and the impact of divestments was 1.2%

o Year-to-date net sales amounted to EUR 39.7 billion, a decline of 8.4% compared to the same period last year

o Year-to-date net sales growth excluding currency impact and the impact of divestments was 1.8%


Zaandam, The Netherlands, October 21, 2004 - Ahold today announced consolidated net sales (excluding VAT) of EUR 12.0 billion for the third quarter of the year (12 weeks: July 12, 2004 - October 3, 2004), a decline of 7.9% compared to the same period last year (2003: EUR 13.0 billion). Net sales were significantly impacted by lower currency exchange rates, in particular that of the U.S. dollar. Net sales excluding currency impact decreased by 2.4%. Additionally, net sales were impacted by divestments. Net sales growth excluding currency impact and the impact of divestments was 1.2% in the third quarter.

Consolidated net sales in the first three quarters of 2004 amounted to EUR 39.7 billion, a decline of 8.4% compared to the same period last year (2003: EUR 43.3 billion). Net sales excluding currency impact declined by 1.8%. Net sales growth excluding currency impact and the impact of divestments was 1.8% in the first three quarters.


The net sales numbers are preliminary and unaudited.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

The table below sets forth net sales for the third quarter and first three quarters of each of 2004 and 2003. The table reflects Ahold's new Arena organizational structure for its U.S. Retail and Europe Retail operations. See also "Segment Reporting Changes" below.

Net Sales                                               3rd Quarter                    First Three Quarters
x 1 million                                                Change                              Change
                                                    2004    in%         2003           2004     in%      2003

  Stop & Shop                            USD       2,363   2.3%        2,309          7,875    2.5%     7,684
  Giant-Landover                         USD       1,158  -4.5%        1,212          4,029   -1.2%     4,078
  Other                                  USD          42  35.5%           31            139   26.4%       110
                                                --------            --------       --------          --------
Stop & Shop/Giant-Landover Arena         USD       3,563   0.3%        3,552         12,043    1.4%    11,872
Giant-Carlisle/Tops Arena                USD       1,458   4.5%        1,395          4,869    4.3%     4,668
BI-LO/Bruno's Arena                      USD       1,068 -12,8%        1,225          3,623  -12.7%     4,149
                                                --------            --------       --------          --------
Total U.S. Retail                        USD       6,089  -1.3%        6,172         20,535   -0.7%    20,689

Total U.S. Retail                        EUR       4,981  -9.1%        5,481         16,753  -10.0%    18,612

  Albert Heijn                           EUR       1,279   3.0%        1,242          4,330    1.1%     4,282
  Other Netherlands                      EUR         132  -5.7%          140            459   -3.8%       477
                                                --------            --------       --------          --------
Netherlands Arena                        EUR       1,411   2.1%        1,382          4,789    0.6%     4,759
Other Europe Retail                      EUR       1,633   0.6%        1,623          5,004   -0.6%     5,034
                                                --------            --------       --------          --------
Total Europe Retail                      EUR       3,044   1.3%        3,005          9,793    0.0%     9,793

U.S. Foodservice                         USD       4,384   2.9%        4,259         14,364    5.0%    13,685
U.S. Foodservice                         EUR       3,587  -5.1%        3,781         11,722   -4.7%    12,303
Europe Foodservice                       EUR         178  -5.8%          189            607   -5.5%       642
                                                --------            --------       --------          --------
Total Foodservice                        EUR       3,765  -5.2%        3,970         12,329   -4.8%    12,945

South America                            EUR         219 -57.1%          511            770  -54.7%     1,700
Asia                                     EUR           0                  78             51  -81.7%       279
                                                --------            --------       --------          --------
Total Other Activities                   EUR         219 -62.8%          589            821  -58.5%     1,979

Total Net Sales                          EUR      12,009  -7.9%       13,045         39,696   -8.4%    43,329

Average U.S. Dollar exchange rate (USD/EUR)       0.8182  -7.9%       0.8879         0.8158   -9.3%    0.8996


U.S. Retail
In the United States, net sales in the third quarter of 2004 declined by 1.3% to USD 6.1 billion (2003: USD 6.2 billion), compared to the same period last year. Net sales growth excluding the impact of the divestment of Golden Gallon in 2003 was 0.2%. Identical sales declined by 1.7% and comparable sales decreased by 1.0%, in U.S. dollars. Food price inflation decreased slightly in the third quarter of 2004 compared to the second quarter.

For the Stop & Shop/Giant-Landover Arena, which includes Stop & Shop and Giant-Landover, competitive pressure further increased, leading to a decline in identical sales in U.S. dollars for Stop & Shop and in particular for Giant-Landover.
Net sales at Stop & Shop were affected by strong competitive promotional activity and the focus on the integration of Stop & Shop and Giant-Landover. Identical sales were also negatively impacted by incremental increases in square footage by competitors.

At Giant-Landover the systems integration was completed during the quarter; Stop & Shop and Giant-Landover are now operating on the same technical platform. The ongoing overall integration process negatively impacted net sales at Giant-Landover, particularly in the area of supply chain. Moreover, promotional activities and incremental increases in square footage by competition impacted identical sales.

Peapod showed strong net sales growth, mainly due to an expansion of the trade area in the Stop & Shop and Giant-Landover markets.

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
The Giant-Carlisle/Tops Arena showed a solid sales performance despite competitive pressure. Net sales for the BI-LO/Bruno's Arena, excluding the impact of the divestment of Golden Gallon in 2003, declined by 5.2% partially as a result of closed stores.

In the first three quarters of 2004, net sales for the U.S. retail operations amounted to USD 20.5 billion, a decline of 0.7% compared to the same period last year (2003: USD 20.7 billion). Net sales growth in U.S. dollars, excluding the impact of the divestment of Golden Gallon in 2003, amounted to approximately 0.8%. Identical sales in U.S. dollars decreased by 1.2%. Comparable sales in U.S. dollars declined by 0.4%.


Europe Retail
In Europe, net sales in the third quarter of 2004 amounted to EUR 3.0 billion (2003: EUR 3.0 billion). Excluding currency impact, net sales growth was 1.1% compared to the third quarter of last year. Albert Heijn continued its successful repositioning program. Identical sales growth at Albert Heijn was 3.1%, primarily due to a higher number of transactions compared to a weak third quarter last year. This was, to a certain extent, offset by a lower average basket size, which was partly caused by food price deflation. In Central Europe net sales growth excluding currency impact was 8.2%, due to higher identical sales and new store openings. In Spain net sales decreased by 4.4% compared to the same quarter last year, mainly due to a weak tourist season and a lower store count.

In the first three quarters of 2004, net sales for the Europe retail operations amounted to EUR 9.8 billion (2003: EUR 9.8 billion). Excluding currency impact net sales increased by 0.2% compared to the same period of 2003. Identical sales growth at Albert Heijn was 1.2%.

Foodservice
Net sales at U.S. Foodservice increased in U.S. dollars by 2.9% to USD 4.4 billion (2003: USD 4.3 billion) in the third quarter of 2004. This rise was primarily attributable to food price inflation, although this inflation was lower than the previous quarter. This positive effect on third-quarter net sales was partly offset by negative impacts due to hurricanes and national account customer rationalization.

In the first three quarters of 2004, net sales in U.S. dollars increased by 5.0% to USD 14.4 billion (2003: USD 13.7 billion).

South America
In South America, net sales in the third quarter amounted to EUR 219 million (2003: EUR 511 million), down 57.1% compared to the same period last year, mainly due to the divestment of Bompreco in Brazil in the first quarter of 2004 and Santa Isabel in Chile, Paraguay and Peru in the second half of 2003.

Net sales for the first three quarters of 2004 decreased by 54.7% to EUR 770 million (2003: EUR 1.7 billion).

Unconsolidated joint ventures

Net Sales                                               3rd Quarter                    First Three Quarters
x 1 million                                                Change                              Change
                                                    2004    in%         2003           2004     in%      2003

Europe                                   EUR       2,368   0.9%        2,347          6,955   -0.2%     6,967
Central America                          EUR         398  -0.3%          399          1,169   -0.1%     1,170
                                                --------            --------       --------          --------
Total Net Sales unconsolidated
joint ventures                           EUR       2,766   0.7%        2,746          8,124   -0.2%     8,137

The net sales of unconsolidated joint ventures increased by 0.7% to EUR 2.8 billion in the third quarter of 2004 (2003: EUR 2.7 billion), compared to the same period of 2003. Net sales at ICA increased by 0.6% compared to the same quarter last year. Net sales at Jeronimo Martins Retail increased by 2.0% compared to the same period last year. In Central America net sales excluding currency effect increased by 12.5%.

In the first three quarters of 2004, net sales of unconsolidated joint ventures amounted to EUR 8.1 billion (2003: EUR 8.1 billion).

Segment Reporting Changes
During the third quarter of 2004, Ahold changed the organizational and managerial structure of the companies reported in previous trading statements for the 'U.S. Retail' operations and for the 'Europe Retail' operations. Ahold's segment reporting will now be based on arenas. In this trading statement Ahold has continued to provide net sales figures for Stop & Shop, Giant-Landover and Albert Heijn separately.

The changes made relating to U.S. Retail were:
o The 'Stop & Shop/Giant-Landover Arena' consists of Stop & Shop, Giant-Landover, Peapod and U.S. Support activities. For clarity, Ahold has included separate Stop & Shop and Giant-Landover net sales figures in this trading statement, as done previously. Stop & Shop and Giant-Landover were previously reported as separate segments. Peapod and U.S. Support activities were previously part of 'Other U.S. Retail.'
o The 'Giant-Carlisle/Tops Arena' consists of Giant-Carlisle and Tops Markets, which were previously part of 'Other U.S. Retail.'
o The 'BI-LO/Bruno's Arena' consists of BI-LO and Bruno's which were previously part of 'Other U.S. Retail.'

The changes made relating to Europe Retail were:
o The 'Netherlands Arena' consists of Albert Heijn and 'Other Netherlands.' For clarity, Ahold has included in this trading statement separate Albert Heijn net sales figures, as done previously.
o 'Other Netherlands' includes all Dutch retail entities, with the exception of Albert Heijn and Schuitema. These entities were previously reported as part of 'Other Europe Retail.'
o 'Other Europe Retail' consists of Ahold's retail activities in Central Europe, Spain and Schuitema.

Definitions
o    Identical sales compare sales from exactly the same stores.
o    Comparable sales are identical sales plus sales from replacement stores.
o Currency impact: the impact of using different exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are restated using the actual exchange rates in order to eliminate this currency impact.
o Impact of divestments: the impact on net sales of divested operations. Net sales of the divested operations are excluded from prior year net sales.

Ahold Corporate Communications: +31.75.659.5720

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